Exhibit 99.4
CODE OF CONDUCT

Message from Charles A. Jeannes,
PRESIDENT, GOLDCORP INC.
Ethics from the ground up.
Goldcorp is committed to delivering responsible, sustainable growth to all stakeholders in a manner that maintains and enhances confidence and trust in our integrity and meets or exceeds industry standards for corporate governance, ethical behaviour and best practices. Achieving our goals requires commitment and dedication from each and every one of our directors, officers, and employees and the agents, consultants, contractors and sub-contractors who are hired to work on behalf of Goldcorp.
Integrity is the foundation on which Goldcorp builds its success, enhances stakeholder value, and contributes to sustainable growth in the communities in which we operate. Our integrity as an organization depends on how each of us acts. We would like to take this opportunity to thank each of you for your commitment to acting with integrity as you do your job as a member of Goldcorp.
Our Code of Conduct governs how we deal with each other and with the individuals, communities, organizations, and businesses with whom we do business. These rules are meant to guide us on the job and to make sure that Goldcorp is always a place where we are proud to work.
The following statements form the basis of our Code which Goldcorp believes will result in our achieving Goldcorp’s commitment to act with integrity.
1.	Integrity starts “from the ground up” and is a part of everything we do.

2.	Every Goldcorp employee has a duty to report violations of this Code and has a right to expect that Goldcorp will not retaliate against or punish an employee who in good faith reports a violation of the Code.

3.	We recognize that our Code cannot deal with every possible situation we encounter in performing our jobs and that no one is expected to always know the right answer. So if you are in a situation where you are unsure if the Code applies, or are uncertain how to comply with the Code, ask for help. You can call or send an email to Ethics Help at 604.699.0410 or ethics.help@goldcorp.com for guidance. If you prefer to seek advice anonymously, you can contact our Anonymous Compliance Hotline (see the contact information at page 18 of this Code) in confidence where you will speak to an independent service firm who will refer your question or concern anonymously to Goldcorp for response or investigation.
Part 1 of the Code sets out general guidelines applicable to everyone who is employed by or provides goods or services to Goldcorp. Part 2 provides guidelines for dealing with specific situations that some of us may encounter in the course of our work. Part 3 describes procedural and administrative matters, including procedures for reporting and evaluating potential violations of the Code.
It is important to remember that Code of Conduct violations will be investigated and may result in disciplinary actions including dismissal.
In addition to the Code, we are extremely proud of Goldcorp’s Six Strategies and our commitment to corporate social responsibility and to follow voluntary industry codes, standards and initiatives that recognize the importance of promoting and protecting human rights, responsible management, and sustainable prosperity. We encourage everyone to learn more about the Six Strategies and our voluntary commitments as described on Goldcorp’s website.
/s/ Charles A. Jeannes

PART 1 – COMMITMENTS APPLICABLE TO ALL
Part 1 of the Code sets out ethical commitments applicable to everyone who is employed by Goldcorp.
1.	Compliance with the Code
Our commitment to integrity starts “from the ground up” and is part of everything we do.

Directors, officers and employees will:
(a)	Read and fully comply with the portions of the Code that are relevant to their job duties (including any significant changes to the Code) and ask questions if they are uncertain about their responsibilities under the Code.

(b)	If asked to help, provide assistance with compliance audits for the Code.

(c)	Always report violations of the Code as required by the Code (see procedures in Part 3).
2.	Compliance with Laws
Goldcorp requires and expects everyone to comply with all applicable laws in performing work for Goldcorp. Violating the laws of any country where Goldcorp does business may lead to both disciplinary measures under the Code and civil or criminal liability for the Company and the person involved.

Directors, officers and employees will:
(a)	Always fully comply with all laws that apply to their job duties (including the laws of countries other than the country in which they work, if applicable).

(b)	Always ask questions if the requirements of any law are unclear.

(c)	Never commit or condone an illegal act or authorize others, such as contractors or agents, to act illegally.

(d)	Always avoid acting in a manner that could lead others to question Goldcorp’s commitment to complying with all applicable laws.
3.	Compliance with Accounting Procedures
The integrity of the Company’s financial record keeping systems will be respected at all times.

Directors, officers and employees will:
(a)	Always promptly provide any information necessary to ensure that Goldcorp’s records are accurate, fair, timely, complete and understandable.

(b)	Never use or authorize accounting practices, such as falsified books, secret accounts or slush funds, that could distort Goldcorp’s operating results or performance measures.

4.	Employee Relations, Harassment and Anti-Discrimination
Goldcorp strives to foster an open and inclusive workplace environment and strongly supports the principle that all individuals should have an equal opportunity to participate in our company and achieve their full potential.

Directors, officers and employees will:
(a)	Always treat each other and all members of the outside community with respect and courtesy.

(b)	Always keep our workplace free from all forms of harassment, meaning unwelcome behaviour that a reasonable person would consider to be degrading, humiliating, discriminatory, or intimidating.

(c)	Never permit factors like race, religion, colour, sex, sexual orientation, age, nationality or ethnicity to determine decisions about hiring, employment promotions, pay rates, transfers, lay-offs or terminations (or condone decisions by others determined by such factors).

(d)	Never permit physical disabilities to determine work-related decisions, unless the disability prevents a person from safely doing a job and the disability cannot reasonably be accommodated.
5.	Fitness for Work
Goldcorp is committed to making sure its workplaces are “Safe Enough for Our Families” and encourages anyone who is not fit for work to advise their supervisor and seek help so that their job performance or the safety of co-workers is not jeopardized.

Directors, officers and employees will:
(a)	Always ensure that they are fit for work, and will make the appropriate arrangements if over the counter or prescription medicines may impair their ability to work safely.

(b)	Never report to work under the influence of illegal drugs or alcohol. Illegal drugs are drugs the law prohibits an individual to possess or use. Illegal drugs include prescription drugs, if possessed or used by someone without a proper prescription.

(c)	Always comply with site specific policies regarding the possession of alcohol.

(d)	Never possess or use, buy, or sell illegal drugs.

(e)	Always make arrangements for safe transportation when consuming alcohol at a Company sanctioned function.

(f)	Never drive while under the influence of alcohol.

6.	Protection and Personal Use of Goldcorp Assets
Goldcorp encourages actions that safeguard our assets and ensure they are not used wastefully.

Directors, officers and employees will:
(a)	Always use Goldcorp’s assets only for Goldcorp-related business purposes.

(b)	Always limit personal use of Goldcorp’s assets (e.g., computers and software, email, telephones, BlackBerriesTM, internet and other electronic systems, vehicles) to incidental, reasonable amounts (i.e. personal use must not interfere with the ability to properly perform job duties) and use other Goldcorp assets for personal activities only if authorized by your employment contract.

(c)	Always exercise prudence in incurring and approving business expenses, work to minimize such expenses and ensure that such expenses are reasonable and serve Goldcorp’s business interests.

(d)	Never steal, damage, misuse or waste Goldcorp assets (including cash, cheques, documents, proprietary information, supplies, materials, and equipment).
7.	Fraud or Bribery
Goldcorp’s commitment to integrity includes a commitment not to engage in or tolerate fraud or bribery. Fraud is an intentional act or omission designed to deceive another person or to obtain a benefit that one is not entitled to. Bribery is an intentional offer of monetary or other benefit to another person, government official, organization, or company in order to secure or to attempt to secure a benefit in the performance of a duty, to obtain or retain business, or to obtain any other improper advantage in conducting our business.
Fraud can include a wide range of activities, such as falsifying records or timesheets, creating false benefits claims and misappropriating Goldcorp assets (including both physical assets and non-physical assets such as proprietary information and corporate opportunities) for personal gain.
Bribery can take different forms, such as cash payments; employment; bartering transactions; directing business to a particular individual or business; undue hospitality; or providing services or other benefits to a person, organization, or company or to those related to a particular person, organization, or company.
Directors, officers and employees will:
(a)	Never engage in fraudulent activities in the course of their work.

(b)	Never bribe, offer a bribe, or condone bribery by others in the course of their work.

(c)	Always ensure that Goldcorp’s assets are used only for legitimate business purposes and that all contracts for goods and services are made at a rate that reflects reasonable market conditions.

8.	Recordkeeping and Retention
Information created or received in any format (paper, electronic, digital, audio-visual, or graphic) in the usual and ordinary course of business is Goldcorp’s property. Goldcorp is committed to creating, managing, storing, retrieving, and destroying the Company’s records so as to facilitate the efficient conduct of the Company’s business.
Directors, officers and employees will:
(a)	Always make sure that Goldcorp records (including correspondence, memoranda, reports, presentations, safety documents, monitoring data, electronic databases, and financial records) are clear, truthful, complete, accurate, professional, and free from inappropriate or extraneous remarks.

(b)	Always retain Goldcorp records as required by law, Goldcorp’s Record Management Policy or as notified by Goldcorp legal personnel.

(c)	Always maintain the confidential and proprietary nature of Goldcorp information and records.

(d)	Always return Goldcorp records to an immediate supervisor upon changing positions or ceasing employment with Goldcorp.

(e)	Never destroy, alter, or render unreadable Goldcorp records unless expressly authorized to do so in compliance with Goldcorp’s Record Management Policy.
9.	Communicating with the Media and Other Members of the Public
Goldcorp is committed to providing, timely, factual, accurate, and complete disclosure of material information to shareholders and investors, and to the communities in which we conduct business.

Directors, officers and employees will:
(a)	Always comply with Goldcorp’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Disclosure Policy”) which sets out our policies regarding public disclosure and identifies who can speak with the media on behalf of the Company and under what circumstances. All authorized spokespersons and employees with responsibilities related to public disclosure must thoroughly understand their obligations under the Disclosure Policy.
To view the Timely Disclosure, Confidentiality and Insider Trading Policy go to:
www.goldcorp.com/_resources/corporate_governance/timely_disclosure_insider_trading_policy.pdf
Printed copies of the Timely Disclosure, Confidentiality and Insider Trading Policy are available from Conveyor, your supervisor, or the Ethics Help at ethics.help@goldcorp.com or Goldcorp Inc., c/o Ethics Help, Suite 3400-666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

(b)	If practical, normal course inquiries about Goldcorp’s business or affairs from the media or other members of the public should be referred to Goldcorp’s Vice President, Investor Relations at 604.696.3000.

(c)	Never make comments to the media or a member of the public in a manner that leads others to believe that you are speaking on behalf of Goldcorp, unless expressly authorized to do so and in compliance with the Disclosure Policy.
10.	Political Activities and Donations
Goldcorp encourages everyone to participate in political activities on their own time and at their own expense. Goldcorp will engage governments responsibly with respect to policy matters that are relevant to its business. However, because laws in certain jurisdictions prohibit or regulate corporate donations to political parties, politicians, or a candidate for public office, Goldcorp’s policy is that all contributions to political parties, politicians, or a candidate for public office must be approved in advance by Goldcorp’s Board of Directors, Chief Executive Officer, or an Executive Vice President.
Directors, officers and employees will:
(a)	Never contribute funds or authorize the contribution of funds by or in the name of Goldcorp to any political party, politician, or candidate for public office at any level of government (local, regional, or national) in any country without the prior approval of Goldcorp’s Board of Directors, Chief Executive Officer, or an Executive Vice President. In making any such contributions, Goldcorp will endeavour to avoid circumstances in which Goldcorp appears to be publicly supporting a particular candidate or political party (e.g., use of Goldcorp name or logo in promotional material or event signage). This policy also applies to payments to charities, lobbying firms, research institutes, or other organizations which represent or direct funds to a political party, politician, or candidate for public office.

(b)	Always seek approval of Goldcorp’s Board of Directors, Chief Executive Officer, or Executive Vice President before purchasing for or in the name of Goldcorp admission to or seats at a conference, breakfast, lunch, dinner, or any other event organized by or on behalf of a political party, politician, or candidate for public office for which a fee is paid or contribution required. Goldcorp will participate in such events only where justified by a legitimate business purpose.

(c)	Never do anything at work that would interfere with a person’s right to choose to volunteer for political causes or contribute to political parties in their personal capacity.

(d)	Always make it very clear when participating in political activities, especially when speaking to the media or other community members, that you are acting in a strictly personal capacity, not on Goldcorp’s behalf.

(e)	Never use Goldcorp materials, for example stationery, email, facilities or funds, when engaged in personal political activities.

(f)	Always seek guidance from the Ethics Help at ethics.help@goldcorp.com or 604 699.0410, if you have any doubt about your participation in political activities or contributions to political fund raising.

(g)	Always ensure that your participation in and financial support of political activities is fully compliant with the Foreign Corrupt Practices Act of the United States of America and the Corruption of Foreign Public Officials Act of Canada. If you have any questions regarding the requirements or application of these laws, you must seek guidance from Ethics Help at ethics.help@goldcorp.com or 604 699.0410.

11.	Charitable Contributions
Goldcorp recognizes the importance of contributing to the communities in which it operates, and provides support to a wide variety of initiatives through donations and the sponsorship of various events. Goldcorp’s policy is to give a percentage (as determined annually and approved by the Board) of pre-tax income to charitable endeavours.
Directors, officers and employees will:
(a)	Always comply with the procedures set out in Goldcorp’s Donation Policy when making a charitable donation on Goldcorp’s behalf.
Goldcorp’s Donation Policy is available on Conveyor or from your supervisor or the Ethics Help at ethics.help@goldcorp.com.
12.	Reporting Violations of the Code
Employees, directors and officers have a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations.
Directors, officers and employees will:
(a)	Always report suspected Code violations or situations that may create a potential for Code violations are reported to the appropriate levels of management and the Audit Committee of the Board of Directors as provided in Part 3 of this Code.

(b)	Always act in good faith in reporting a suspected Code violation or a situation that may create a potential for a Code violation.

(c)	Never take any action (including termination, demotion, suspension, transfer, threaten or harass) against:
(i)	a person who in good faith reports a suspected Code violation or a situation that may create a potential for a Code violation; or

(ii)	a person who cooperates with the investigation of a suspected Code violation or a situation that may create a potential for a Code violation based solely on the fact that the person acted as provided in (i) or (ii) above.

PART 2 – SPECIFIC SITUATIONS
Part 2 of this Code describes how to deal with specific situations that some of us will encounter in the course of our work. Not all situations that may involve issues of integrity or ethics are described in this section. Goldcorp endeavours to promote an open and positive work environment and encourages you to address any questions regarding the best course of action in a particular situation or concerns about a possible violation of a law, regulation or the Code promptly with your local management or as directed in Part 3, Section A.2(a) of the Code.
1.	Agents, Consultants, Contractors and Sub-Contractors
Goldcorp expects our agents, consultants, contractors and sub-contractors to comply with Goldcorp’s Code of Conduct in providing services to Goldcorp.

Directors, officers and employees will:
(a)	Always perform background checks on the reputations and business practices of agents, consultants and contractors.

(b)	Always draft agreements with agents, consultants or contractors that include terms:
(i)	requiring compliance with all applicable laws and the Code;

(ii)	providing for remedies, up to and including termination, for failure to comply with applicable laws or the Code;

(iii)	requiring Goldcorp’s approval to engage sub-contractors and permitting Goldcorp to terminate such relationships if laws or the Code are violated.
(c)	Always enforce remedies, including termination if appropriate, against agents, consultants, contractors or sub-contractors that breach any laws or the Code.
2.	Conflicts of Interest
Goldcorp understands that conflicts of interest may arise in the ordinary course of business. Therefore, it is important to ensure that there is transparency and that all conflicts of interest and potential conflicts of interest are fully disclosed.
(a)	What are Conflicts of Interest?
Conflicts of interest occur when someone is asked to make a decision or perform a task on behalf of Goldcorp, but has a personal interest in the outcome of the decision (or even just appears to have an interest in the outcome of the decision). Personal interests in the outcome of a decision can be direct (for example, a financial benefit) or indirect (for example, a financial benefit to someone close to a person, such as a spouse, parent, child or other close relative).
Some common examples of conflicts of interest are:
•	A person responsible for using or managing a Goldcorp asset (for example, money, supplies, equipment) is in a position to use the asset for their benefit or for the benefit of someone close to them.

•	A Goldcorp manager responsible for the performance of a Goldcorp function or operation is in a position to prepare or to alter or to direct others to prepare or to alter Goldcorp records to inaccurately describe the manager’s or the operation’s performance.

•	A person responsible for awarding contracts on behalf of Goldcorp is in a position to choose between a company that offers the best quality, price and service and:
•	a company that offers improper payments, loans, services, favours or other items of value to them or someone close to them;

•	a company that is managed by them or someone close to them; and/or,

•	a company in which they or someone close to them owns a material interest or in which they or someone close to them will otherwise share in the success of.
•	A person responsible for promotions or hiring is in a position to choose between someone close to them or better qualified candidates.

•	A person who learns in the course of their work of business opportunities that would benefit Goldcorp is in a position to choose between pursuing the opportunity on Goldcorp’s behalf or passing up the opportunity so that they or someone close to them can pursue the opportunity.

•	A person investing or accepting outside employment or appointments that create conflicts of interest or appear to create conflicts of interest (for example, accepting part-time employment with a Goldcorp competitor, contractor, or supplier).
A conflict of interest exists even if you believe it is possible to make a decision or perform a task without being influenced by personal interests.
(b)	How to Deal with Conflicts of Interest
In the event of a potential or actual conflict of interest:
•	Employees will always notify the Director, Risk and their Mine, Project, or Office Manager of the conflict in writing and not take any further action with respect to the matter until authorized to do so by the Director, Risk or the Manager. Notices addressed to the Director, Risk shall be sent to ethics.help@goldcorp.com or Goldcorp Inc., c/o Ethics Help, Suite 3400-666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

•	Directors and officers will always notify the Chairman of Goldcorp and the VP, Regulatory Affairs of the conflict in writing and not take any further action with respect to the matter until instructed to do so by the Chairman of Goldcorp or the VP, Regulatory Affairs. Notices to The Chairman shall be addressed to The Chairman and sent to ethics.help@goldcorp.com or Goldcorp Inc., c/o Ethics Help. Notices to the VP, Regulatory Affairs shall be addressed to the VP, Regulatory Affairs and sent to ethics.help@goldcorp.com or Goldcorp Inc., c/o Ethics Help, as applicable, Suite 3400-666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.
(c)	Romantic/Intimate Relationships and Conflicts of Interest
Goldcorp recognizes that romantic and intimate relationships between co-workers may arise and are private matters. However, these relationships can lead to actual or potential conflicts of interest or allegations of favouritism in the workplace. The following rules are designed to avoid conflicts of interest and allegations of favouritism associated with such relationships.

•	A supervisor who develops a romantic or intimate relationship with someone he or she directly or indirectly supervises must disclose and discuss the relationship with his or her immediate supervisor, or another supervisor, as appropriate in the circumstances.

•	After learning of a relationship, such supervisor may adjust reporting or working relationships, including re-assigning supervisory responsibilities or transferring the persons involved to different positions or departments.

•	Goldcorp will always seek to resolve these matters as fairly and discreetly as possible to encourage full and timely reporting.
3.	Business Gifts, Entertainment Tickets and Meals
Gifts, travel opportunities, tickets to sporting and entertainment events and meals can play an important role in building business relationships. However, depending on the size and type, they can also create the impression that someone is receiving special, unfair treatment. The following guidelines were created to make sure that we avoid those risks.
(a)	Soliciting Gifts
Employees, directors and officers will never ask for gifts, travel opportunities, tickets to sporting or entertainment events, or meals from Goldcorp’s business contacts.
(b)	Accepting Gifts
•	Directors, officers and employees will never accept any gift of cash or cash equivalent.

•	Directors, officers and employees may accept other unsolicited gifts, tickets, or meals if:
•	they are infrequent;

•	they are of nominal or reasonable value and do not constitute significant personal enrichment to the recipient;

•	they are not out of the ordinary in our industry;

•	they are appropriate (for example, sexually explicit gifts or entertainment are not appropriate); and

•	they help build or maintain good business relationships.
•	If a director, officer, or employee receives gifts, tickets, or meal invitations that violate the Code, they must always disclose the situation to the Director, Risk by sending an email addressed to the Director, Risk at ethics.help@goldcorp.com who will direct the individual how to respond to the situation, which may be to return, to keep, or to give the gift to Goldcorp so that it can be donated to charity.
(c)	Offering Gifts (Government Officials)
Goldcorp’s policy of doing business with integrity means that neither Goldcorp nor its directors, officers, or employees will directly or indirectly give, offer or agree to give or offer a payment, a gift, or a benefit of any kind to a Government official for the purpose of influencing an official act or decision or related to retaining or obtaining business or directing business to any person. Such actions not only violate the Code, but also are illegal under the laws of the countries in which

Goldcorp operates. Other laws, including the Foreign Corrupt Practices Act of the United States of America and the Corruption of Foreign Public Officials Act of Canada make it illegal for a person to directly or indirectly give, offer or agree to give or offer a payment, a gift, or a benefit of any kind to a foreign official, a foreign political party or party official, or any candidate for foreign political office or to any person for the benefit of such a foreign person in order to obtain or retain an advantage in the course of business. The definitions of foreign officials and party officials apply to all such officials regardless of rank or position and can include families, members of royal families, and officials of state-owned businesses.

These laws can be hard to understand and apply, but the penalties for failing to comply with the laws are serious and include prison terms, significant fines, and prohibition from participating in government contracting and other programs. Before making a gift, payment, or providing anything of value to a government official, whether domestic or foreign, directors, officers and employees will:
•	Always make sure they understand the laws that apply in the country where they work and make sure that they comply with these laws.

•	Always make sure they understand the laws of other countries that may apply to the situation and make sure that they comply with these laws.

•	Always seek advice from Goldcorp’s General Counsel by sending an email to ethics.help@goldcorp.com or calling 604.699.0410 if they have any uncertainty regarding the application of the law to the action they are considering or how to comply with the applicable laws.

•	Always seek approval of Goldcorp’s General Counsel by sending an email to ethics.help@goldcorp.com or calling 604.699.0410 before giving or offering to give any gifts or other benefit to any government official that is of more than nominal value.

•	Always properly account in Goldcorp’s financial records for all payments made to or other benefits provided to any government official.
(d)	Offering Gifts (Non-Government Officials)
Directors, officers and employees may give unsolicited gifts, tickets or meals to non-government officials if:
•	they are infrequent;

•	they are of nominal or reasonable value and do not constitute significant personal enrichment to the recipient;

•	they are not out of the ordinary in our industry;

•	they are appropriate (for example, sexually explicit gifts or entertainment are not appropriate); and

•	they help build or maintain good business relationships.
(e)	Keeping Records of Gifts
•	Directors, officers and employees will always kept accurate records reflecting transactions with government officials sufficient to allow Goldcorp to maintain an adequate system of internal controls over such transactions in compliance with the

Foreign Corrupt Practices Act of the United States of America and the Corruption of Foreign Public Officials Act of Canada.
4.	Misuse of Undisclosed Material Information (Insider Trading and Tipping)
Goldcorp requires its directors, officers, and employees to treat all information about Goldcorp in confidence and with care. Information that could reasonably be expected to affect the market price or value of Goldcorp’s shares is considered to be “material information.” Securities laws ban using material information that has not been disclosed to the public when buying or selling shares (“insider trading”) and passing on this information to others for their use when buying or selling shares (“tipping”). Goldcorp has a policy with respect to insider trading and tipping.
To view the Disclosure Policy go to:
www.goldcorp.com/_resources/corporate_governance/timely_disclosure_insider_trading_policy.pdf
Printed copies of this Policy are available on Conveyor or from your site manager, supervisor or head office
Directors, officers and employees will:
(a)	Always maintain the confidentiality of all material undisclosed information about Goldcorp.

(b)	Never trade in Goldcorp securities when aware of material undisclosed information about the Company.

(c)	Always review the Disclosure Policy as required by this Code.

(d)	Always comply with the rules and procedures set out in the Disclosure, Confidentiality and Insider Trading Policy and all securities laws and regulations.
5.	Anti-Competitive Practices
Goldcorp believes that fair competition is fundamental to our commitment to integrity and is committed to complying with the laws of all countries which prohibit restraints of trade, unfair practices or abuse of economic power.
Directors, officers and employees will:
(a)	Never discuss commercially sensitive information (for example pricing, quantities, suppliers, delivery dates, production quotas, profit margins, cost structure, etc.) with Goldcorp’s business partners or competitors or enter into any agreements (formal, informal or otherwise) regarding commercially sensitive information for the purpose of restraining free trade or competition.

(b)	Always leave any industry association or other events where our business partners or competitors are discussing topics that may be considered to be anti-competitive practices.

(c)	Always talk to the General Counsel (ethics.help@goldcorp.com or 604.699.0410) about any questions or concerns relating to anti-competitive issues.

6.	Money Laundering
Goldcorp is committed to ensuring that its business operations are not used by others to bring funds generated by illegal activities into legitimate commerce (money laundering).
Directors, officers, and employees will:
(a)	Always comply with laws regarding money laundering or knowing your customer.

(b)	Always take reasonable actions to ensure that new contractors and suppliers are legitimate business enterprises. Examples of indicators that a person or business may be engaged in illegal commercial activities include:
(i)	refusing to give complete information or providing false information;

(ii)	setting up a transaction in a way that avoids complying with certain laws (for example, asking to submit several small bills instead of a single bill to avoid reporting payments to an authority);

(iii)	requesting that payments be sent to or advising that invoices will be sent by a person or company that you have never heard of instead of dealing directly with the contractor or supplier;

(iv)	requesting that Goldcorp pay a bill indirectly by paying a person or a company that you have never heard of instead of paying the person or company that issued the bill or provided the services or goods to Goldcorp;

(v)	requesting or accepting payment in cash without proper supporting documentation; or

(vi)	any other unusual or suspicious payment or billing practice.
(c)	Always contact Goldcorp’s General Counsel (ethics.help@goldcorp.com or 604.699.0410) if you have any uncertainty about a particular agreement or transaction.

PART 3 – PROCEDURAL AND ADMINISTRATIVE MATTERS
Part 3 of this Code sets out how to report suspected Code violations and how reported or suspected violations will be investigated.
A.	Procedures for Reporting Suspected Code Violations
1.	Duty to Report Suspected Code Violations
Employees, directors and officers have a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations.
(a)	All reports must be made in good faith.

(b)	All reports received will be dealt with thoroughly and in good faith.

(c)	Reports should be made with as much specific information as possible and as soon as it is reasonably suspected that a Code violation may occur, will occur, or has occurred.
2.	Management Reporting of Suspected Code Violations
Management will report suspected Code violations as provided in the following framework which is intended to ensure that suspected Code violations or situations that may create a potential for Code violations are reported to appropriate levels of management and the Audit Committee of the Board of Directors in a timely and effective manner.
(a)	All instances of Code violations or suspected Code violations must be reported in the quarterly disclosure letter to be provided by each region.

(b)	In addition, situations that involve the following matters must be reported immediately to the Regional Vice President, Goldcorp’s Director, Risk, VP, Regulatory Affairs, or General Counsel.
(i)	a material misstatement or omission in Goldcorp’s publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements;

(ii)	a material misrepresentation or omission in Goldcorp’s other public disclosure documents other than financial statements;

(iii)	bribery of a government official or other alleged violation of anticorruption laws;

(iv)	known or suspected fraud that involves a potential cost or loss to Goldcorp exceeding US$10,000;
(c)	In addition to the individuals identified above, situations involving the following matters must be reported immediately to Goldcorp’s Chairman of the Board and the Chair of the Board’s Audit Committee, or any other member of Goldcorp’s Board of Directors.
(i)	known or suspected fraud, regardless of amount, that involves an officer or director of Goldcorp or any of its subsidiaries;

(ii)	known or suspected fraud, regardless of amount, that involves an employee who has a significant role in Goldcorp’s internal controls;
(iii)	an event or series of events indicative of a deterioration in the overall internal control environment at a Goldcorp mine site, project development site or office.
If you are not sure if a matter falls into one of these categories, you must contact the Director, Risk VP, Regulatory Affairs, or General Counsel for clarification.

(d)	Directors, officers and employees who fail to report suspected Code violations or situations that may create a potential for Code violations will be subject to discipline, which may include termination of employment.

(e)	Directors, officers and employees who make reports for an improper purpose (for example, to get someone in trouble or to get someone’s job) will be subject to discipline, which may include termination of employment.
3.	How to Report Suspected Code Violations
Goldcorp promotes an open and positive work environment and encourages you to address any questions regarding the best course of action in a particular situation or concerns about a possible violation of a law, regulation or the Code promptly with your local management. If asking for guidance or reporting a concern to local management is not possible or for some reason you are not comfortable doing so or if local management does not resolve the matter, you should promptly contact Goldcorp as provided below or contact the Anonymous Compliance Hotline.
(a)	Direct Reporting of Suspected Code Violations
Suspected Code violations or situations that may create a potential for Code violations should be reported to Goldcorp at:

By email:	Ethics Help
ethics.help@goldcorp.com

By telephone:	604 699.0410, or

By mail:	Goldcorp Inc.
c/o Ethics Help
Suite 3400-666 Burrard Street
Vancouver, British Columbia
Canada V6C 2X8
Any supervisor, Mine Manager, Development Project Manager, Office Manager, Regional Legal Counsel, Chief Financial Officer, or Regional Controller who receives information related to a matter identified in Part 3 A, Section 1(d) must report the information as required by those provisions of the Code.

(b)	Anonymous Compliance Hotline
Reports of all types of suspected Code violations or situations that may create a potential for Code violations can be made on an anonymous and confidential basis to our independent service provider, The Network Inc. in English, Spanish or French by:

Phone:	Canada & the United States	1-800-566-8241 (Toll Free)

	Mexico	001-800-566-8241 (Toll Free)

	Guatemala:	001-800-566-8241 (Toll Free)

	Honduras:	800-0123 (Collect call – ask for 800-566-8241)

Fax:	770-409-5008 (include “Attention: Goldcorp Inc.” in the cover sheet)

Email:	reportline@tnwinc.com (include “Attention: Goldcorp Inc.” in email)

Web/Online:	www.tnwinc.com/webreport
4.	Investigating Reports of Suspected Code Violations
All suspected Code violations or situations that may create a potential for Code violations will be investigated and the findings reported according to the following protocol.
(a)	The Audit Committee Chair, VP, Regulatory Affairs, Director, Risk and the General Counsel, or any one of them, will decide who the most appropriate individual to manage an investigation.

(b)	Priority will be given to investigations into any matters listed in Part 3A, Section 1(e).

(c)	The individual responsible for an investigation may, at his or her discretion, request assistance or delegate responsibility for investigating to co-workers, legal advisors, accountants, or other advisors.

(d)	To the extent possible, investigators will keep investigatory information and reports confidential, subject to the need to conduct a full and impartial investigation, to remedy Code violations, to comply with applicable law, and to monitor compliance.
5.	Cooperating with Investigations
(a)	Directors, officers and employees have a duty to cooperate with investigations.

(b)	Directors, officers and employees who fail to cooperate with investigations will be subject to discipline, which may include termination of employment.
6.	Protection against Retaliation
(a)	Goldcorp will not tolerate any form of retaliation (including termination, transfer, demotion, suspension, threats or harassment) against:
(i)	people who in good faith report suspected Code violations or a situation that may create a potential for a Code violation; or

(ii)	people who cooperate with investigations of a suspected Code violation or a situation that may create a potential for a Code violation based solely on the fact that the person acted as provided in (i) or (ii) above.

(b)	Directors, officers and employees who retaliate against any person identified in clause (a) will be subject to discipline, which may include termination of employment.
7.	Disciplinary Measures for Code Violations
(a)	When an investigator determines that the Code has been violated, the investigator may recommend to the appropriate manager that one or more of the following disciplinary actions be taken:
•	require corrective actions to be taken (for example, sell shares or discontinue activities that create potential or actual conflicts of interest);

•	issue a warning letter or letter of reprimand;

•	reduce or remove merit increase, bonus or other compensation;

•	suspend the individual involved for a period of time (with or without pay);

•	demote the individual involved;

•	terminate the employment of the individual involved; or

•	if required or appropriate, refer the matter to government enforcement authorities for further action.
(b)	Directors, officers and employees who fail to comply with corrective actions will be subject to discipline, which may include termination of employment.
B.	Training and Awareness
Goldcorp is committed to ensuring that all directors, officers, and employees are aware of and understand their responsibilities under the Code. To achieve this goal, Goldcorp will allocate resources to the following programs.
1.	Ethics Awareness and Verification
(a)	Goldcorp will provide a copy of the current version of the Code and related policies to new directors, officers, and employees when they are hired and will provide copies of significant changes to the Code and related policies as necessary.

(b)	Goldcorp will require all directors, officers and employees to review the current version of the Code and related policies periodically, but no less frequently than once a year.

(c)	Goldcorp will require all directors, officers and employees to verify that they understand the Code and related policies when they start working at Goldcorp, when they receive copies of significant changes to the Code, and at periodic intervals.

2.	Ethics Training
(a)	Goldcorp will provide new directors, officers, and employees with a copy of the current version of the Code and related policies when they are hired, when significant changes are made to the Code and related policies, and at periodic intervals, as appropriate.

(b)	Goldcorp will include training regarding the requirements of and compliance with the Code and related policies in its training programs, as appropriate.
3.	Compliance Audits
(a)	Goldcorp will conduct internal routine and ad hoc compliance audits with respect to the Code and related policies.

(b)	Goldcorp may contract with third parties to conduct verification compliance audits with respect to the Code and related policies, as appropriate.
C.	Administrative Matters
1.	Exemptions from Compliance with the Code
Exemptions from any provision of the Code will be granted only in exceptional circumstances and only with appropriate senior management or Board of Directors approval.
(a)	All requests for an exemption from compliance with a requirement of the Code shall be directed to the Ethics Help at ethics.help@goldcorp.com, 604 699.0410 , or Goldcorp Inc. c/o Ethics Help, Suite 3400-666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8).

(b)	All requests for an exemption will be referred to the Chief Executive Officer or the Chair of the Audit Committee of the Board of Directors for approval, as appropriate.

(c)	Where required by law, Goldcorp will publicly disclose exemptions from compliance with a requirement of the Code.
2.	Code Amendments
(a)	Goldcorp’s Board of Directors may modify or amend the Code from time to time.

(b)	Goldcorp will publicly disclose amendments to the Code.

(c)	Goldcorp will take adequate measures to make sure that all directors, officers, and employees are informed of significant changes to the Code.
3.	Employment Records
All records produced in connection with the Code, including acknowledgements, verifications, violations, investigation and disciplinary reports, will form part of the relevant individual’s permanent employee records and will be retained by Goldcorp for not less than 10 years following the termination of the individual’s employment by Goldcorp.